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VENTURE CAPITAL

Invest in tomorrow's great tech companies, today

We aim to give all investors the opportunity to invest in a portfolio of top-tier private technology companies before they IPO.

WHY VENTURE

Same problem, different asset

Like real estate, the world of investing in private technology companies has remained almost entirely inaccessible to individuals, despite the fact that as an asset class it has proven to be one of (if not the) best performing investments strategies of the past 50 years.

Vast majority of returns accrue in the private markets

With companies staying private longer, the vast majority of the returns from private tech has accrued to the private investors before the public offering. Plus, access is gated, with hefty tolls, by fund managers and growth equity firms, just as in the real estate private equity world.

During the 90's and early 00's, companies like Amazon and Google went public relatively soon in their growth cycle, while companies today are waiting on average 10 years longer. The result: individual investors confined to the public markets are missing out on a substantial portion of the returns generated by the next generation of industry leaders.

Hear about how we plan to transform venture →


Risk and reward for asset classes, 1984-2015
Annual Return (Percent)
Standard Deviation (Percent)
25
20
15
10
5
0
-5
0
5
10
15
20
25
Venture capital
Buyout funds
Mid cap equities
Large cap equities
REITs
Small cap equities
Non-U.S. equities
Investment grade bonds
Treasury bonds
Treasury bills
Inflation
Commodities

Source: Robert S. Harris, Tim Jenkinson, and Steven N. Kaplan, "How Do Private Equity Investments Perform Compared to Public Equity?" Journal of Investment Management, Vol. 14, No. 3, Third Quarter 2016, 1-24; Steve Kaplan, "What Do We Know About Private Equity Performance?" Guest Lecture at Miami Herbert Business School, January 31, 2020; Steve Kaplan, "What Do Venture Capitalists Do? How Well Have They Done?" University of Chicago Booth School of Business; FactSet; NAREIT; Refinitiv; and Aswath Damodaran.

Note: Past performance is no guarantee of future returns; All asset classes reflect 1984-2015 except for VC, which reflects 1984-2013; Return for Buyout and VC is measured by weighted average internal rate of return (IRR); All asset classes are for the U.S. except for Non-U.S. Equities and Commodities (Buyout and VC have a North American focus).


Technology companies staying private longer
Inflation adjusted revenue ($M)
300
200
100
0
0
5
10
15
20
Age in years
Average IPO (1990s)
Average IPO ('17-21)
Individuals only able to participate after IPO
Venture capital consumes most of the upside pre-IPO

ABOUT THE FUND

A growth mindset

The Innovation Fund intends to invest in a diversified portfolio largely composed of private high-growth technology companies, with an initial focus on several sectors that we believe have exceptional macro tailwinds.



SECTORS

- Artificial Intelligence & Machine Learning
- Modern Data Infrastructure
- Development Operations (DevOps)
- Financial Technology (FinTech)
- Real Estate & Property Technology (PropTech)


V
Vanta
Market leader in security compliance software
Mid-Stage
Data Infra
Valuation at Last Funding
$1.65B
Our Investment
$5M

FEATURED SECTOR

Modern data infrastructure

In November 2021, the Innovation Fund made its first investment: $5M in Vanta, a high-growth tech company with a solution at the intersection of the cybersecurity and compliance industries. We invested as part of their Series B round alongside Craft Ventures, Sequoia, Y Combinator, Tiger Global, and Crowdstrike, among others.

Read more about this sector →

THE FUNDRISE DIFFERENCE

Founders and engineers

With growth equity investing, it's harder to participate in blue-chip private funding rounds than it is to identify the blue-chip companies. However, we believe Fundrise has a distinct advantage in the crowded space of venture funding.

Technical expertise

Our decades of first-hand experience building and operating tech companies gives us a deep understanding of the daily challenges and trade-offs a growing company faces. With over 100 software engineers and product managers on staff, we have more software depth and expertise than most venture funds.

Learn more about our technology →

Extensive reach

As the largest direct-to-investor alternative asset manager in the country, we offer portfolio companies in-app exposure to nearly 2 million people—many of whom work in technology. Not only can this potentially drive new customers, recruiting, brand recognition, and near-term revenue for our portfolio companies, it can also provide critical name recognition for when it's time to IPO.

Patient and passive capital

We've engineered our investment infrastructure to enable us to be the most patient and passive source of capital on the market, eliminating any incentive to meddle with a founder/CEO's long-term vision for the sake of our own short-term image or profits.

FUNDRISE



The power of alternative investments

A portfolio including some allocation to alternative investments, like private real estate and venture capital, has historically shown the ability to drive higher returns, with generally more annual income and lower volatility over the past 20 years. We believe our investment portfolio in $7+ billion worth of assets is as well-positioned as any in the world to deliver stable, market-beating returns.



Expansive real estate portfolio calibrated for consistent growth

Trends like increased demand for well-located residential assets across the Sunbelt and the explosion of e-Commerce-driven industrial spaces, power the returns on the billions of dollars we're investing on behalf of our investors. Our strategies, Fixed Income, Core Plus, Value Add, and Opportunistic, are designed to deliver consistent, long-term returns to investors while minimizing risk.
Learn more about our real estate strategies



Invest in tomorrow's great tech companies, today

Like real estate, the world of venture capital has remained almost entirely inaccessible to individuals, despite proving to be one of (if not the) best-performing investment strategies of the past 50 years. We're changing that. With the Fundrise Innovation Fund, we aim to give all investors the opportunity to invest in a portfolio of top-tier private technology companies before they IPO.

Explore our venture portfolio

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE



Your questions, answered.

We've compiled our answers to a few of the most common questions asked by prospective investors.

Is Fundrise a long-term investment?

Absolutely. We aim to provide investors with better, more stable returns through illiquid alternative assets, like real estate and venture capital. Nearly all of the most effective alternative investing strategies require a combination of both expertise and time to pay off. Accordingly, we make investing decisions based on their long-term return potential for our investors, not short-term optics. If you anticipate needing your investment back in the near term, we don't recommend investing with us.

How do returns work at Fundrise?

Fundrise portfolios have the potential to generate returns in one of two ways: (1) via quarterly dividends as a debt interest or rental income is collected, or (2) via the appreciation of each underlying asset's value over time.

See more questions about returns

How does Fundrise's pricing work?

Fundrise investors pay a 0.15% annual investment advisory fee (which may be reviewed under certain circumstances). Separately, the funds in our standard portfolios pay a 0.85% annual asset management fee. Altogether, that's $10/year for every $1,000 invested.

For the Fundrise Innovation Fund — our groundbreaking venture capital product — expenses are covered by an annual 1.85% flat management fee, which, together with the 0.15% annual investment advisory fee, is the equivalent of $20.00/year for every $1,000 invested.

Learn more about our fees

Stay connected on the latest market trends with our recent letter to investors, articles, podcast, and more.



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ONWARD

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We're always working to improve your experience — if you have any ideas, feedback, or questions, please let us know at investments@fundrise.com.

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11 Dupont Circle NW, 9th Floor, Washington, DC 20036